SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.            )*
                                        ------------

                               Pico Holdings, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock = $.10 par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   693366106
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   693366106                 13G                      Page 2 of 7 Pages
         ---------------
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James E. Crabbe
       ###-##-####
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

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   3   SEC USE ONLY


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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              15,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               15,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       X
                                                                      ---
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.25
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.   693366106                 13G                      Page 3 of 7 Pages
         ---------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Crabbe Huson Group, Inc.
       93-0768238
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Oregon
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               24,600
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         24,600

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          24,600
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       X
                                                                      ---
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.40
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.   693366106                 13G                      Page 4 of 7 Pages
         ---------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Crabbe Huson Special Fund, Inc.
       93-0942646
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Oregon
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               387,100
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         387,100

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          387,100
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       X
                                                                      ---
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.35
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.     (a)   Name of Issuer:
                    Pico Holdings, Inc., a California Corporation.

            (b)   Address of Issuer's Principal Executive Offices:
                    875 Prospect Street, Suite 301, La Jolla, CA 92037

Item 2.     (a)   Name of Person Filing:
                    The Crabbe Huson Special Fund, Inc.and The Crabbe Huson Group, Inc. and James E. Crabbe

            (b)   Address of Principal Business Office:
                    121 SW Morrison, Suite 1400, Portland, OR 97204

            (c)   Citizenship:
                    The Crabbe Huson Special Fund, Inc. and The Crabbe Huson Group, Inc. are Oregon Corporations. James E. Crabbe is a citizen of the United States and a resident of the state of Oregon.

            (d)   Title of Class of Securities:
                    Common Stock, par value $.10 per share

            (e)   CUSIP Number:
                    693366106

Item 3.

     The Crabbe Huson Special Fund, Inc. is registered under the Investment Company Act of 1940 as open-ended investment company The Crabbe Huson Group, Inc. is registered under the Investment Advisors Act of 1940 as an investment advisor.

Item 4. Ownership.

     (a) & (b) The aggregate number of shares owned beneficially by the reporting persons is 426,700, representing 7.00% of the outstanding common shares.

     (c) The aggegate number of shares of the Issuer beneficially owned by each reporting person is set forth below:

The Crabbe Huson Special Fund, Inc. directly owns 387,100 shares of the Issuer representing 6.35% of the outstanding shares. It shares voting and dispositive power with its investment advisor, The Crabbe Huson Group, Inc.

James E. Crabbe directly owns 15,000 shaqres of the Issuer representing .25% of the outstanding shares.

The Crabbe Huson Group, Inc. does not directly own any shares of the Issuer. It shares voting and dispositive power with the investment companies for whom it serves as investment advisor. The investment companies directly own 387,100 shares of the Issuer representing 6.35% of the outstanding shares. The Crabbe Huson Group, Inc. also shares voting and dispositive power with one investor for whom it serves as investment advisor. The investor directly owns 24,600 shares of the Issuer representing .40% of the outstanding shares. In total, the investment company and investors own 426,700 shares of the Issuer representing 7.00% of the outstanding shares.

0tem 5.  Not applicable.

Item 6.  Not applicable.

Item 7.  Not applicable.

Item 8.

     Each reporting person disclaims beneficial ownership of all shares owned by each other reporting person. The filing of this statement is not to be construed as an admission that any reporting person is the beneficial owner of any securities covered by this statement.

     The reporting persons may be deemed to have formed a "group" within the meaning of Rule 13d-5(b)(1). If the reporting persons have formed a group, the group would beneficially own 426,700 common shares representing 7.00% of the outstanding shares of the Issuer. Each reporting person disclaims that a group has been or will be formed.

Item 9.  Not applicable.

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 7, 1997
     --------------------

The Crabbe Huson Special Fund, Inc.                 The Crabbe Huson Group, Inc.

/s/James E. Crabbe                                /s/James E. Crabbe
   ------------------                                ------------------
   James E. Crabbe                                   James E. Crabbe
   Vice-President                                     President